   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 20, 1998
                                                  REGISTRATION NO. 333-43531
===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    ---------

                         POST-EFFECTIVE AMENDMENT NO. 1

                                    FORM S-8
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                    ---------

                            COMMUNITY WEST BANCSHARES
             (Exact Name of Registrant as Specified in Its Charter)

                California                           77-0446957
         (State or Other Jurisdiction of           (I.R.S. Employer
         Incorporation or Organization)           Identification No.)


                              5827 Hollister Avenue
                            Goleta, California 93117
           (Address of Principal Executive Offices Including Zip Code)

                            COMMUNITY WEST BANCSHARES
                             1997 STOCK OPTION PLAN
                            (Full Title of the Plan)
                                    ---------

                               Llewellyn W. Stone
                      President and Chief Executive Officer
                              5827 Hollister Avenue
                            Goleta, California 93117
                     (Name and Address of Agent for Service)

  Telephone number, including area code, of agent for service: (805) 683-4944

                                    Copy to:
                             Arthur A. Coren, Esq.
                     HORGAN, ROSEN, BECKHAM & COREN, L.L.P.
                        21700 Oxnard Street, Suite 1400
                        Woodland Hills, California 91367
                             (818) 340-6100

                         CALCULATION OF REGISTRATION FEE

==========================================================================================================
                                                                     Proposed
                                                 Proposed             Maximum
                                                  Maximum            Aggregate                Amount of
 Title of Securities     Amount to be         Offering Price          Offering              Registration
 to be Registered         Registered             Per Share              Price                   Fee
---------------------------------------------------------------------------------------------------------
Common Stock,          456,427 shares            $18.00(1)           $8,215,686(1)           $2,425
No Par Value           --------------          --------              ----------              ------
==========================================================================================================


--------
1 Estimated solely for the purposes of calculating the registration fee on the basis of the average of the high and low sales price for the Common Stock, no par value per share, of Goleta National Bank within five (5) business days prior to the date of filing in accordance with Securities Act
    Rule 457(c).

PROSPECTUS

                            COMMUNITY WEST BANCSHARES

                      COMMON STOCK, NO PAR VALUE PER SHARE

                         456,427 Shares of Common Stock

       This Prospectus (the "Prospectus") covers the resale by officers or directors (the "Selling Shareholders") of Community West Bancshares (the "Company"), of shares of the Company's common stock, no par value per share (the "Common Stock"), acquired pursuant to those certain stock option agreements executed by and between the Company and the Selling Shareholders (the "Stock Option Agreement") in connection with the Community West Bancshares 1997 Stock Option Plan (the "Plan").

          The Selling Shareholders may offer shares of Common Stock from time to time to purchasers directly or through underwriters, dealers or agents. Such shares of Common Stock may be sold at market prices prevailing at the time of sale or at negotiated prices.

          The Common Stock is quoted on the National Association of Securities Dealers Automated Quotation System National Market under the trading symbol "CWBC." The last sale price for the Common Stock as so reported was on or about February 18, 1998 and was $25.50 per share. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. The address of the principal executive offices of the Company is 5827 Hollister Avenue, Goleta, California 93117 and its telephone number is
(805) 692-1862.

          SEE "RISK FACTORS" AT PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY EACH PURCHASER.

                             ----------------------

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

          No dealer, salesman or other person has been authorized to give any information or to make any representation in this Prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized by the Company or any Selling Shareholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security in any jurisdiction in which, or to any person to whom, such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any distribution of the securities made under this Prospectus shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

         --------------------------------------------------------------


                The date of this Prospectus is February 20, 1998

                                  INTRODUCTION

        Goleta National Bank (the "Bank") is a California state-chartered community bank located in Goleta, California. The Board of Directors determined that it was in the best interest of the Bank and its shareholders to form a bank holding company to remain competitive in the Bank's market area. Toward that end, Community West Bancshares was formed as a California corporation. Under the terms of the Plan of Reorganization and Consolidation Agreement (the "Reorganization Agreement"), adopted by the Board of Directors of Company and Bank and approved by the requisite vote of the Bank's shareholders at a Special Meeting of Shareholders held on October 30, 1997, the shareholders of the Bank received shares of the Common Stock and Warrants to purchase Common Stock of the Company on a one-for-one basis at the effective time of the reorganization. Upon consummation of the reorganization, the shareholders of the Bank became the shareholders of the Company and the Bank became the wholly-owned subsidiary of the Company. The Company issued 1,540,658 shares of Company Common Stock and Warrants to purchase 438,883 shares of Company's Common Stock at the effective time of the reorganization. The shareholders of the Company have the same rights, preferences and privileges as they did as shareholders of the Bank. The reorganization was consummated effective December 31, 1997.


                             AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission in Washington D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained upon written request addressed to the Commission, Public Reference Branch, 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates. Upon request, and when suitable arrangements can be made, such records may be sent to any other Commission office for inspection, including the Pacific Regional Office, 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. Electronic filings made through the Electronic Data Gathering, Analysis, and Retrieval system are available through the Commission's Web site (http://www.sec.gov). Such reports and other information concerning the Company can also be inspected at the offices of the Company at 5827 Hollister Avenue, Goleta, California 93117.

          The Company has filed with the Commission a registration statement on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or the document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items and information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied at the Public Reference Facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549.


                     INCORPORATION OF DOCUMENTS BY REFERENCE

        The following documents of the Bank and Company which have been filed with the Office of the Comptroller of the Currency and Commission, respectively, pursuant to the applicable statutes are incorporated herein by reference:

        (1) The Bank's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

        (2) The Bank's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

        (3) The Bank's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

        (4) The Bank's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

        (5) The Company's Current Report on Form 8-K for the month of January 1998.

        (6) The description of the Company's Common Stock which is contained in its Registration Statement on Form 8-A dated December 31, 1997, filed under the Securities Exchange Act of 1934 (the "Exchange Act"), and any amendment or report filed for the purpose of updating such information.

        All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, and prior to the filing of a post-effective amendment to the Registration Statement that indicates that all securities offered hereby have been sold or that deregisters all securities offered hereby then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Company will provide, without charge, to each person to whom copy of this Prospectus is delivered, on written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to the Company's Executive Offices at 5827 Hollister Avenue, Goleta, California 93117, (805) 692-1862.

        Until (date 25 days after effective date) all dealers effecting transactions in the registered securities, whether or not participating in distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             ----------------------

                                  RISK FACTORS

        Prospective investors should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this Prospectus before purchasing shares offered hereby.

        Adverse Economic and Other Conditions. Commencing in 1990 and continuing to date, the California economy has been impacted by the economic recession which as affected many regions of the United States during this period and, in Southern California, by certain acts of nature. While economic reports indicate an improvement in the Southern California economy, a worsening of current economic conditions could have an adverse effect on the Company's business, including the demand for new loans, refinancing activity, the ability of borrowers to repay outstanding loans and the value of the collateral securing such loans. The profitability of the Company may be impaired by adverse changes in local and regional economic conditions which affect the areas in which the Company does business or by acts of nature (including earthquakes, which may cause uninsured damage and other loss of value to real estate that secures the Company's loans) in those areas. Such events could also have a significant adverse impact on the value of such collateral or the Company's earnings.

        Government Regulation; Dividend Restrictions. The Company and the Bank are subject to extensive federal governmental supervision, regulation and control, and future legislation and government policy could adversely affect the financial industry. The full impact of such legislation and regulation cannot be predicted, and future changes may alter the structure and competitive relationship among financial institutions. In addition, federal regulatory authorities have the power in certain circumstances to prohibit dividends and other payments from the Bank to the Company, although this has not happened to date. Under federal law and regulations promulgated by the Office of the Comptroller of the Currency (the "Comptroller"), the ability of national banks, like the Bank, to pay dividends is limited. A national bank may not pay dividends from its capital and all dividends must be paid out of net profits then on hand, after deducting losses and bad debts. Furthermore, a national bank is prohibited from declaring a dividend on shares of common stock until its surplus fund equals the amount of capital stock or, if the surplus fund does not equal the amount of the capital stock, until one-tenth of the bank's net profits of the preceding half-year in the case of quarterly or semi-annual dividends, or the preceding two consecutive half-year periods in the case of an annual dividend, are transferred to the surplus fund. Moreover, the approval of the Comptroller is required for the payment of dividends if the total of all dividends declared by a national bank in any calendar year would exceed the total of its retained net profits for the year combined with its net profits for the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock. The Comptroller has broad discretionary authority to prohibit a national bank from engaging in unsound banking practices. It is therefore possible, depending upon the financial condition of the Bank, that the Comptroller may assert that the payment of dividends or other payments by the Bank would be considered an unsafe or unsound banking practice and, therefore, prohibit the payment of dividends until the Bank's financial condition improved.

        Capital Standards. The federal banking agencies have risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets and transaction, such as letters of credit and recourse arrangements, which are recorded as off-balance sheet items. In determining the capital level the Bank is required to maintain, the FDIC does not, in all respects, follow generally accepted accounting principals ("GAAP") and has special rules which have the effect of reducing the amount of capital it will recognize for purposes of determining the capital adequacy of the Bank. Future changes in FDIC regulations or practices could increase the capital level the Bank is required to maintain or further reduce the amount of capital recognized for purposes of capital adequacy. Such change could affect the ability of the Company to grow and could restrict the amount of profits, if any, available for the payment of dividends.

        Competition. The Company faces strong competition both in attracting deposits and in making loans. The Company's competition in making loans comes principally from commercial banks, savings and loan associations, mortgage companies, and to a lesser degree, thrift and loan companies, credit unions and insurance companies. Many of the nation's largest commercial banks and savings and loan associations have a significant number of branch offices in the areas in which the Company conducts operations. By virtue of their larger capital base, many of the commercial banks and savings and loan associations with which the Company competes have significantly greater lending limits than the Bank and perform other services for their customers which the Bank can offer only through correspondents or other vendors, if at all. Deregulation of the banking industry and increased competition from nonbank entities for the cash balances of individuals and businesses have had and will continue to have a significant impact on the competitive position of the Bank. Competition for loans tends to increase during periods of low interest rates. Among the advantages of the larger of these institutions are their ability to make larger loans, finance extensive advertising campaigns, access international money markets and generally allocate their investment assets to regions of highest yield and demand. Management believes that its most direct competition for deposits comes from commercial banks, stock brokerage firms, savings and loan associations, thrift and loan companies and credit unions. Additional significant competition for deposits may be expected to arise from corporate and governmental debt securities, as well as money market mutual funds.

                                 USE OF PROCEEDS

        The Selling Shareholder will receive all of the net proceeds from the sale of the shares of Common Stock owned by the Selling Shareholder and offered hereby. The Company will receive none of the proceeds of the sale of such shares of Common Stock.

                            SELLING SECURITY HOLDERS

        The Common Stock covered by this Prospectus is being offered by the Selling Shareholders identified in the table below. The shares of Common Stock have been acquired by the Selling Shareholders pursuant to the Stock Option Agreements with the Company. The following sets forth certain information as of December 31, 1997, with respect to the Selling Shareholders and the shares of Common Stock offered hereby:

                                                                                   Maximum        Maximum %
                                                                                   Amount of     of Shares to
                                                   Shares of       No. Of Shares   Shares to be   be Held
                                                   Common Stock      Underlying    Held After       After
Security Holder              Position              Presently Held   Options Held   Offering(2)   Offering(3)
---------------              --------              --------------  --------------  ------------  -----------
Michael A. Alexander  Chairman of the                 22,093          8,030          22,093       1.43%
                         Board of Directors of
                         the Company and the Bank

Mounir R. Ashamalla   Director of the                 25,853          5,082          25,853       1.68%
                         Company and the Bank

Robert H. Bartlein    Director of the Company         24,423         11,902          24,423       1.57%
                         and Vice Chairman of
                         the Board of Directors
                         of the Bank

Jean W. Blois         Director of the                 16,448         12,122          16,448       1.06%
                         Company and the Bank

John D. Illgen        Director of the
                         Company and the Bank         10,531          7,722          10,531        .68%

John D. Markel        Vice Chairman of the            89,086          7,920          89,086       5.78%
                         Board of Directors of
                         the Company and Director
                         of the Bank

Michel Nellis         Secretary and Director          12,035          7,722          12,035        .78%
                         of the Company and
                         the Bank

William R. Peeples    Director of the                139,364          1,430         139,364       9.04%
                        Company and the Bank

Lynda K. Pullon       Senior Vice President              300         10,000             300       less than 1/10th
                         and Chief Financial                                                      of 1%
                         Officer of the Company
                         and the Bank

C. Randy Shaffer      Executive Vice                  22,150            -0-          22,150       1.44%
                         President and Director
                         of the Company and
                         the Bank

James R. Sims, Jr.    Director of the                  3,892          4,576           3,892        .25%
                         Company and the Bank

Llewellyn W. Stone    President and Chief             30,712         39,500          30,712       1.94%
                         Executive Officer of the
                         Company and the Bank

-------------------------
2   Assumes sale of all option shares in offering.

3 Assumes the options shares of the particular Selling Shareholder are issued and outstanding.

                              PLAN OF DISTRIBUTION

        The Selling Shareholders have not advised the Company of any specific plans for the distribution of the shares of Common Stock covered by this Prospectus, but it is anticipated that the Selling Shareholder may sell all or a portion of the shares of Common Stock from time to time to purchasers directly or through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholder and/or purchasers of the shares of Common Stock for whom they may act as agent. The Selling Shareholder will be responsible for payment of any and all commissions to brokers, which will be negotiated on an individual basis. The Selling Shareholder and any underwriters, dealers or agents that participate in the distribution of the shares of Common Stock might be deemed to be underwriters, and any profit on the sale of such shares of Common Stock by them and any discounts, commissions or concessions received by any such underwriters, dealers, or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of any of the shares of Common Stock is made, to the extent required, a supplement to this Prospectus will be distributed which will set forth the aggregate principal amount of stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions or other items constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to dealers.

        The shares of Common Stock may be sold on the NASDAQ National Market System or in privately negotiated transactions. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. The Selling Shareholders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Rule 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the shares of Common Stock by the Selling Shareholders. There is no assurance that the Selling Shareholders will sell any or all the Common Stock described herein and may transfer, devise or gift such shares by other means not described herein.

                                  LEGAL MATTERS

        The validity of the shares offered hereby will be passed on for the Company by Horgan, Rosen, Beckham & Coren, L.L.P., Los Angeles, California.


                                     EXPERTS

        The financial statements and schedules incorporated in this Prospectus by reference to the Bank's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, have been audited by Deloitte & Touche LLP, independent public accountants, as stated in their reports, which have been incorporated herein by reference, and have been so incorporated in reliance upon such reports given upon the authority of that firm as experts in accounting and auditing.